OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)*

SIGMATRON INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82661L101

(CUSIP Number)

Arthur Don

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, IL 60601

(312) 456-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 82661L101

(1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (Entities Only). TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE 88-0356413
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 133,179
	(8)	Shared voting power 0
	(9)	Sole dispositive power 133,179
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 133,179
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒*
(13)	Percent of class represented by amount in Row (11) 3.44%
(14)	Type of reporting person (see instructions) 00

*	Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of the Tang Foundation for the Research of Traditional Chinese Medicine, has current voting and dispositive power.

CUSIP No. 82661L101

(1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (Entities Only). CYRUS TANG FOUNDATION 88-0361180
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 266,189
	(8)	Shared voting power 0
	(9)	Sole dispositive power 266,189
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 266,189
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒**
(13)	Percent of class represented by amount in Row (11) 6.88%
(14)	Type of reporting person (see instructions) 00

**	Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of Cyrus Tang Foundation, has current voting and dispositive power.

CUSIP No. 82661L101

(1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (Entities Only). CYRUS TANG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 266,189
	(8)	Shared voting power 0
	(9)	Sole dispositive power 266,189
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 266,189
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ ***
(13)	Percent of class represented by amount in Row (11) 6.88%
(14)	Type of reporting person (see instructions) In

***	Does not include any shares held by the Tang Foundation for the Research of Traditional Chinese Medicine. Pursuant to Rule 13d-4 under the Act, Cyrus Tang disclaims beneficial ownership of any and all shares held by the Tang Foundation for the Research of Traditional Chinese Medicine. However, for so long as he shall live, Cyrus Tang effectively has the power to vote and dispose of the shares held by that foundation.

ITEM 1.	SECURITY AND ISSUER.

  This Amendment to this statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of SigmaTron International, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2201 Landmeier Road, Elk Grove Village, IL 60007.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)—(c)	This Schedule 13D is being filed by a group consisting of the following:

(i)	Tang Foundation for the Research of Traditional Chinese Medicine (the “Research Foundation”);

(ii)	Cyrus Tang Foundation (the “Tang Foundation”); and

(iii)	Cyrus Tang, an individual.

The above are collectively referred to as the “Reporting Persons”.

Mr. Tang’s present principal occupation is President of Tang Industries, Inc., a holding company which owns, among other businesses, National Material L.P., GF Furniture, L.P. and Curatek Pharmaceuticals, L.P. Mr. Tang’s business address is 8960 Spanish Ridge Avenue, Las Vegas, NV 89148.

The Research Foundation is a charitable foundation formed under the laws of Nevada for the principal purpose of identifying and analyzing traditional Chinese medicine, and establishing and equipping a medical institute. The Research Foundation’s principal address is 8960 Spanish Ridge Avenue, Las Vegas, NV 89148. The Research Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Research Foundation are set forth in Appendix A attached hereto. Cyrus Tang is a member of the Research Foundation’s board of directors as well as the sole life member of the Research Foundation. As the sole life member of the Research Foundation, Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Research Foundation.

The Tang Foundation is a charitable foundation formed under the laws of Nevada for the principal purpose of promoting education in the United States and China. The Tang Foundation has established numerous scholarships in the United States and China, has built over one hundred primary schools in China and continues to build additional schools. The Tang Foundation’s principal address is 8960 Spanish Ridge Avenue, Las Vegas, NV 89148. The Tang Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Tang Foundation are set forth in Appendix B attached hereto. Cyrus Tang is a member of the Tang Foundation’s board of directors as well as the sole life member of the Tang Foundation. As the sole life member of the Tang Foundation, Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Tang Foundation.

(d)	During the last five years, none of Cyrus Tang nor, to the best of the Research Foundation’s knowledge, any of the directors of the Research Foundation, nor, to the Tang Foundation’s knowledge, any of the directors of the Tang Foundation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of Cyrus Tang nor, to the best of the Research Foundation’s knowledge, any of the directors of the Research Foundation, nor, to the Tang Foundation’s knowledge, any of the directors of the Tang Foundation, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Cyrus Tang is a citizen of the United States. Each director of the Research Foundation and each director of the Tang Foundation is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 N/A

ITEM 4.	PURPOSE OF TRANSACTION.

 N/A

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Research Foundation holds 133,179 shares of Common Stock of the Issuer, which represents approximately 3.44% of the 3,868,506 shares of Common Stock outstanding as reported by the Issuer in its most recent quarterly report on Form 10-Q.

The Tang Foundation holds 266,189 shares of Common Stock of the Issuer, which represents approximately 6.88% of the 3,868,506 shares of Common Stock outstanding as reported by the Issuer in its most recent quarterly report on Form 10-Q.

Cyrus Tang does not hold any shares of the Common Stock of the Issuer in his individual capacity.

In the aggregate, the Reporting Persons hold 399,368 shares of the Common Stock of the Issuer, which represents approximately 10.32% of the 3,868,506 shares of Common Stock outstanding as reported by the Issuer in its most recent quarterly report on Form 10-Q.

(b)	As described in Item 6 below, as of the date of this filing, Cyrus Tang effectively has the sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of, 399,368 shares of the Common Stock of the Issuer.

(c)	During the period from October 17, 2011 through February 14, 2012, each of the Research Foundation and the Tang Foundation sold 38,665 shares of the Issuer’s Common Stock. In each case, such shares represent approximately 0.9995% of the 3,868,506 shares of Common Stock outstanding as reported by the Issuer in its most recent quarterly report on Form 10-Q, or 1.999% of such shares in the aggregate. Such transactions were effected by each of the Research Foundation and the Tang Foundation through market transactions effected by the Reporting Persons’ unaffiliated broker-dealer, Goldman Sachs. The Reporting Persons each filed multiple Statements of Changes in Beneficial Ownership on Form 4, the contents of which detail the price per share at which such transactions were executed.

This Amendment No. 8 to Schedule 13D is being filed with respect to the disposition of such shares referenced in the preceding paragraph by the Research Foundation and the Tang Foundation. As the Reporting Persons meet the definition of a “group” for purposes of Section 13(d) of the Act, this Schedule 13D has been filed by the Reporting Persons.

(d)	None.

(e)	N/A.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Although the Research Foundation and the Tang Foundation are managed by boards of directors, pursuant to the charters of the Research Foundation and the Tang Foundation, Cyrus Tang, as the sole life member of each of the Research Foundation and the Tang Foundation, has the ability to terminate and replace the board members of the Research Foundation and the Tang Foundation in his sole discretion. Therefore, Cyrus Tang effectively controls the decisions of both boards on all Research Foundation and Tang Foundation matters, including decisions relating to the shares of the Common Stock of the Issuer held by the Research Foundation and the Tang Foundation, respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:	February 24, 2012

CYRUS TANG

/s/ Cyrus Tang
Cyrus Tang, an individual

TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE

/s/ Vytas Ambutas
Vytas Ambutas, Assistant Secretary

CYRUS TANG FOUNDATION

/s/ Vytas Ambutas
Vytas Ambutas, Assistant Secretary

ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).

APPENDIX A

DIRECTORS OF THE TANG FOUNDATION FOR

THE RESEARCH OF TRADITIONAL CHINESE MEDICINE

1. Cyrus Tang	8960 Spanish Ridge Avenue	Director, President
	Las Vegas, NV 89148	of Tang Industries, Inc.

2. Michael Tang	8960 Spanish Ridge Avenue Las Vegas, NV 89148	Director, Vice Chairman of National Material L.P., Cyrus Tang’s son

3. Stella Liang	8960 Spanish Ridge Avenue	Director and employee of Tang
	Las Vegas, NV 89148	Industries, Inc.

APPENDIX B

DIRECTORS OF THE CYRUS TANG FOUNDATION

1. Cyrus Tang	8960 Spanish Ridge Avenue Las Vegas, NV 89148	Director, President of Tang Industries, Inc.

2. Michael Tang	8960 Spanish Ridge Avenue Las Vegas, NV 89148	Director, Vice Chairman of National Material L.P., Cyrus Tang’s son

3. Stella Liang	8960 Spanish Ridge Avenue Las Vegas, NV 89148	Director and employee of Tang Industries, Inc.